UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

December 27, 2023

We hereby inform, as a Relevant Information Communication, that by virtue of a meeting of the Board of Directors of AENZA S.A.A. (the “Company”), held on the date hereof, it was unanimously agreed the following:

1.	Approve the final amount of the Capital Increase approved by the General Shareholders’ Meeting of AENZA S.A.A. on October 24, 2023, in the following terms:

(i)	Determine that the Capital Increase has concluded, upon completion of the subscription of all the common shares to be issued approved by the General Shareholders’ Meeting of October 24, 2023, amounting to 174,984,912 common shares of the Company.

(ii)	To record that, in the two pre-emptive subscription rounds concluded on December 15, 2023, and in the Private Offering, 174,984,912 common shares of the Company were subscribed and paid in full, at a price per share of S/0.4971.

(iii)	Apply an exchange rate of S/3.866 per US Dollar to the contributions made during the two pre-emptive subscription rounds and the Private Offering, to formalize the Capital Increase and register it in the Public Registry and the Company’s accounting records.

(iv)	Determine that the final amount of the Capital Increase, considering the contributions made during the two subscription rounds, as well as in the Private Offering, is S/174,984,912 (One hundred seventy-four million nine hundred eighty-four thousand nine hundred twelve and 00/100 Soles), issuing 174,984,912 new common shares of the Company.

(v)	To determine that, upon completion of the Capital Increase, the capital stock amounts to the sum of S/1,371,964,891 (One billion, three hundred seventy-one million, nine hundred sixty-four thousand, eight hundred ninety-one and 00/100 Soles).

(vi)	To amend Article 5 of the Company’s bylaws, which shall written as follows:

“Article 5°.- The capital of the Company is S/1,371,964,891 (One billion, three hundred seventy-one million, nine hundred sixty-four thousand, eight hundred ninety-one and 00/100 Soles), represented by 1,371,964,891 (One billion, three hundred seventy-one million, nine hundred sixty-four thousand, eight hundred ninety-one) shares, with a par value of S/1.00 each, fully subscribed and fully paid, all with voting rights.”

(vii)	To determine that the amount of S/87,999,912.24 (Eighty-seven million nine hundred ninety-nine thousand nine hundred twelve and 24/100 Soles), equivalent to the difference between the par value of the new common shares issued and the total amount paid in the two pre-emptive subscription rounds and in the Private Offering, applying the exchange rate set forth in paragraph c) above, be accounted for as placement loss.

(viii)	To state for the record that the common shares issued as a result of the Private Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act of 1933”), or under the securities laws of any state or jurisdiction outside of Peru.

2.	To grant powers of attorney in favor of Dennis Fernando Fernandez Armas, identified with ID N° 15971076, Oscar Pando Mendoza, identified with ID N° 09394310, Oscar Julián Villanueva Diaz, identified with ID N° 43756489, and Zoila María Horna Zegarra, identified with ID N° 10220900, so that, jointly, any two of them may execute all public or private documents required to formalize the Capital Increase and register it in the Public Registry.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 27, 2023

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